March 24, 2025

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Linkhome Holdings Inc.
Post-Effective Amendment to Registration Statement on Form S-1 Filed January 13, 2025 File No. 333-280379

Ladies and Gentlemen:

On behalf of our client, Linkhome Holdings Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 4, 2025, relating to the Company’s Post-Effective Amendment to Registration Statement on Form S-1 filed via EDGAR on January 13, 2025.

The Company is concurrently filing via EDGAR the Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Executive and Director Compensation, page 76

1.	Please update your compensation disclosure for the fiscal year ended 2024. For guidance, see Question 117.05 of our Compliance and Disclosure Interpretations (Regulation S-K).

Response: The Company acknowledges the Staff’s comment and has revised pages 73 and 74 of the Registration Statement to address the Staff’s comment.

Exhibits

2.

Please update Exhibit 5.1 to refer to R.F. Lafferty & Co., Inc. as the underwriter instead of EF Hutton LLC. Also revise the opinion in paragraphs 1 and 2 to reflect that the shares will be validly issued, fully paid and nonassessable. Finally, revise the penultimate paragraph to include the laws of the State of Nevada, as the corporation is a Nevada corporation.

Response: The Company acknowledges the Staff’s comment and has revised Exhibit 5.1 and added Exhibit 5.2 to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Zhen Qin, Chief Executive Officer, Linkhome Holdings Inc.